EXHIBIT 99.2

February 27, 2020

Occidental Petroleum Corporation
5 Greenway Plaza, Suite110
Houston, TX 77046
Re:Procedures and Methods Review of Certain of Occidental Petroleum Corporation’s Proved Reserves and Future Net Cash Flows As of December 31, 2019

Ladies and Gentlemen:

At your request, Miller and Lents, Ltd. (M&L) reviewed the procedures and methods employed by Occidental Petroleum Corporation and its subsidiaries (Occidental) in preparing its internal estimates of certain of its proved reserves and future net cash flows as of December 31, 2019. The purpose of the review was to determine whether the procedures and methods used by Occidental to estimate its proved reserves covered by this report are effective and in accordance with the definitions contained in the Securities and Exchange Commission (SEC) Regulation S-X, Rule 210.4-10(a). The results of our third party reserves review process, completed on February 12, 2020 and presented herein, were prepared for public disclosure by Occidental in filings made with the SEC in accordance with the disclosure requirements set forth under Item1202(a)(8) of Regulation S-K. The effective date of this letter is February 27, 2020.

From July through September 2019, M&L participated in the review of nine fields which included major assets in the United States and Africa. The properties reviewed by M&L account for a portion of Occidental’s total net proved reserves as of December 31, 2019. Reserves estimates for the properties reviewed herein were approximately 1,131 million barrels of oil equivalent, or approximately 30 percent of Occidental’s total proved reserves as of December 31, 2019 (in each case, excluding the Africa assets), based on information provided by Occidental. In each review, Occidental’s technical staff presented us with an overview of the data, methods, and assumptions used in its reserves estimates. The data presented included pertinent seismic information, geologic maps, well logs, production tests, material balance calculations, reservoir simulation models, well performance data, operating procedures, and relevant economic criteria.

Occidental’s proved reserves for the properties reviewed herein were estimated generally by extrapolation of well-established historical production performance trends and/or were supported by other geologic and engineering studies. Where sufficient performance data did not exist, Occidental’s reserves for these properties were estimated by volumetric calculations or by analogy to similar producing properties. M&L considers the assumptions, data, methods and analytical procedures used by Occidental and as reviewed by us appropriate for the purpose thereof, and we have used all such methods and procedures that we consider necessary and appropriate under the circumstances to render the conclusions set forth herein.

Occidental Petroleum Corporation
February 27, 2020

The ownership, reversions, test and production data, operating costs, estimated capital expenditures, and other information presented by Occidental during the reviews were accepted as represented. M&L did not conduct any field inspections or other tests in conjunction with this procedures and methods review.

M&L’s work was a limited review of Occidental’s procedures and methods with respect to the properties subject to this report and does not constitute a complete review, audit, independent estimate, or confirmation of the reasonableness of Occidental’s proved reserves and future net cash flows. Occidental’s estimates of proved reserves and future net cash flows as of December 31, 2019 were determined solely by its staff and are the responsibility of its management.

Based upon M&L’s reviews and subsequent due diligence, it is our judgment that the procedures and methods employed by Occidental in estimating its December 31, 2019 proved reserves and future net cash flows for the properties subject to this report are effective and in accordance with the SEC reserves definitions.

The opinions presented in this letter reflect M&L’s informed judgments and are subject to the inherent uncertainties associated with interpretation of geological, geophysical, and engineering information. These uncertainties include, but are not limited to, (1) the utilization of analogous or indirect data and (2) the application of professional judgments. Moreover, estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance.

Miller and Lents, Ltd. is an international oil and gas consulting firm. No director, officer, or key employee of Miller and Lents, Ltd. has any direct financial ownership in Occidental or any affiliate company. M&L’s compensation for the required investigations is not contingent on the results obtained and reported, and M&L has not performed other work that would affect our objectivity. The procedures and methods reviews were supervised by Robert J. Oberst, an officer of the firm who is a licensed Professional Engineer in the State of Texas and professionally qualified with more than 25 years of relevant experience in the estimation, assessment, and evaluation of oil and gas reserves.

Any distribution or publication of this letter or any part thereof must include this letter in its entirety.

Very truly yours,

Texas Registered Engineering Firm No. F-1442

By	/s/ Robert J. Oberst
Robert J. Oberst, P.E.
Chairman

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